UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **September 28, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On September 28, 2005, the U.S. Bankruptcy Court for the Western District of Louisiana, Alexandria Division (Bankruptcy Court) confirmed the First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the Plan) proposed by Perryville Energy Holdings LLC (PEH) and Perryville Energy Partners, L.L.C. (Perryville), subsidiaries of Cleco Corporation (Cleco). An order confirming the Plan was entered by the Bankruptcy Court on September 28, 2005. The effective date (Effective Date) of the Plan is subject to certain conditions, which PEH and Perryville anticipate will be satisfied on or before October 11, 2005.

On or after the Effective Date, all allowed pre-petition claims (approximately $2 million) against PEH and Perryville will be paid in full in accordance with the Plan. Upon the completion of distributions to creditors cash distributions by PEH and Perryville (aggregating approximately $116 million) will be made to Cleco. Except for distributions to be made to creditors and equity holders under the Plan, the title to all assets of Perryville and PEH shall vest with the reorganized Perryville and PEH free and clear of all liens, claims, causes of action, interests, security interests and other encumbrances and without further order of the Bankruptcy Court as of the Effective Date. In addition, the reorganized Perryville and PEH may operate their business and use, acquire and dispose of their assets free of any restrictions of the Bankruptcy Code.

The financial results of Perryville and PEH were included in Cleco's consolidated financial results through January 27, 2004. From that date, Cleco has been utilizing the cost method to account for its investment in Perryville and PEH. The cost method requires Cleco to present the net assets of Perryville and PEH at January 27, 2004, as an investment and not recognize any income or loss from Perryville or PEH in Cleco's results of operations during the reorganization period. On the Effective Date, the financial results of Perryville and PEH will be reintegrated with Cleco's consolidated financial results.

In addition to historical information, this report contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including satisfaction of all conditions to the effectiveness of the Plan. Those risks and uncertainties are more fully described in Cleco's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: September 30, 2005   By: /s/ Keith D. Crump

Keith D. Crump
Treasurer